UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SHORETEL, INC.

(Name of Subject Company)

SHORETEL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

825211105

(CUSIP Number of Class of Securities)

Donald Joos

President and Chief Executive Officer

ShoreTel, Inc.

960 Stewart Drive

Sunnyvale, California 94085

(844) 746-7383

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David K. Michaels, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Allen Seto Vice President and General Counsel ShoreTel, Inc. 960 Stewart Drive Sunnyvale, California 94085 (844) 746-7383

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ShoreTel, Inc. (the “Company”) with the Securities and Exchange Commission on August 17, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Shelby Acquisition Corporation (“Offeror”), a wholly owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Mitel Networks Corporation (“Mitel”), a Canadian corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.001 per share (the “Shares”), at a purchase price equal to $7.50 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Offeror dated August 17, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection immediately prior to the section beginning with the heading “Forward-Looking Statements”:

“Expiration of the Offer

The Offer and related withdrawal rights expired at 5:00 p.m., New York City time, on September 22, 2017 (such date and time, the “Expiration Time”). Based on information provided by the Depositary and Paying Agent as of the Expiration Time, 62,046,693 Shares, representing approximately 89.3% of the aggregate number of then issued and outstanding Shares, had been validly tendered and not validly withdrawn. Accordingly, the Minimum Condition has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, the Offeror has accepted for payment all Shares that were validly tendered, and not properly withdrawn, pursuant to the Offer.

On September 25, 2017, Mitel, Parent, the Offeror and ShoreTel effected the Merger pursuant to Section 251(h) of the DGCL, pursuant to which the Offeror was merged with and into ShoreTel, with ShoreTel surviving as a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Mitel. At the Effective Time, each issued and outstanding Share (other than (i) Shares owned by ShoreTel as treasury stock, or any subsidiary of ShoreTel, or owned by Mitel and its subsidiaries (including any Shares acquired by the Offeror in the Offer), in each case, both at the commencement of the Offer and immediately before the Effective Time, and (ii) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was converted automatically into the right to receive the Offer Price.

As a consequence of the Merger, the Shares will no longer be listed on the Nasdaq Stock Market and will be deregistered under the Exchange Act.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(L)

Press Release issued by Mitel on September 25, 2017 (incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the SEC on September 25, 2017).

.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule 14D-9 is true, complete and correct.

Dated: September 25, 2017

SHORETEL, INC.

By:	/s/ DONALD JOOS
	Name:	Donald Joos
	Title:	Chief Executive Officer